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As filed with the Securities and Exchange Commission on December 10, 2001

Registration No. 333-72446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933

FOCAL COMMUNICATIONS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-4167094 (I.R.S. Employer Identification No.)

200 North LaSalle Street
Suite 1100
Chicago, Illinois 60601
(312) 895-8400
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Ronald Reising
Executive Vice President and Chief Financial Officer
200 North LaSalle Street
Suite 1100
Chicago, Illinois 60601
(312) 895-8400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Dennis M. Myers
Kirkland & Ellis
200 E. Randolph Drive
Chicago, Illinois 60601

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. / /

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 10, 2001

The information contained in this prospectus is incomplete and subject to change. The securities described in this prospectus may not be sold before the registration statement covering them has been declared effective by the Securities and Exchange Commission, nor may they be offered or sold in any jurisdiction that prohibits such offers or sales.

PROSPECTUS

FOCAL COMMUNICATIONS
CORPORATION

9,732,355 Shares

Common Stock

    This prospectus relates to 9,732,355 shares of our common stock, $0.01 par value per share, which may be issued from time to time by us exclusively to the holders of warrants to purchase our common stock that were issued in connection with our recapitalization plan.

    On December 5, 2001, we declared a pro rata dividend to our stockholders of record as of October 25, 2001 of warrants to purchase an aggregate of 9,732,355 shares of our common stock at a price of $2.34245 per share. We distributed the warrants to our stockholders on December 14, 2001. The warrants will expire on the sixth anniversary of the distribution date. All of the shares of common stock offered by this prospectus are being offered exclusively to the holders of the warrants.

    Our common stock trades on The Nasdaq National Market under the symbol "FCOM." The closing price of our common stock on The Nasdaq National Market on November 30, 2001 was $0.51 per share.

    See "Risk Factors" on page 6 for information you should consider before purchasing the common stock. You should read this prospectus carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This date of this prospectus is December   , 2001

    We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains, or incorporates by reference, statements that are not historical facts. These "forward-looking statements" can be identified by the use of terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or comparable terminology. These forward-looking statements include, among others, statements concerning:

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  our business strategy and competitive advantages;

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  our anticipation of potential revenues from designated markets or customers;

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  statements regarding the growth of the communications services industry and our business;

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  the market potential of our services and products;

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  our anticipated capital expenditures and funding requirements; and

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  anticipated regulatory developments.

    These statements are only predictions. You should be aware that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory developments, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to, our failure to:

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  respond to competitors in our existing markets;

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  execute and renew interconnection agreements with incumbent carriers on terms satisfactory to us;

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  enter into and maintain our agreements for transport facilities and services, including Internet transit services;

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  maintain acceptance of our services by new and existing customers;

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  receive full and timely payments from customers;

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  attract and retain talented employees;

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  prevail in legal and regulatory proceedings regarding reciprocal compensation for Internet-related calls or changes to laws and regulations that govern reciprocal compensation;

i

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  obtain and maintain any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions;

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  respond effectively to regulatory, legislative and judicial developments, including developments relating to reciprocal compensation;

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  manage administrative, technical, operational and financial issues presented by our revised business plan;

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  raise sufficient capital on acceptable terms and on a timely basis;

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  successfully develop our operations in our key markets on a timely and cost-effective basis;

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  changes in technology that could reduce demand for our services; or

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  changes in general economic conditions in the United States.

ii

SUMMARY

    The following summary is qualified in its entirety by more detailed information included elsewhere or incorporated by reference in this prospectus. Unless otherwise stated in this prospectus, references to "we," "us," the "Company" or "Focal" shall mean Focal Communications Corporation and all of its subsidiaries.

The Company

    We are a national communications provider that offers voice and data services to large communications-intensive users in major cities. We began operations in 1996, initiated service first in May 1997, and as of October 31, 2001, offered services in the following 22 markets:

Atlanta

Baltimore

Boston

Chicago

Cleveland

Dallas

Detroit

Fort Worth

Houston

Los Angeles

Miami

Minneapolis

New York

Northern New Jersey

Northern Virginia

Oakland

Orange County, California

Philadelphia

San Francisco

San Jose

Seattle

Washington, D.C.

    Our markets encompass a total of 53 metropolitan statistical areas. As of September 30, 2001, we had 652,648 lines installed and in service, as compared to 365,016 lines installed and in service as of September 30, 2000.

    Our primary objective is to become the provider of choice to communications-intensive customers in our target markets for voice and data services. Our sales and marketing efforts principally target Fortune 1000 companies and we had successfully penetrated approximately 46% of the Fortune 100 as of September 30, 2001. We also provide services to many of the leading network service providers in the nation.

    We compete primarily on diversity, reliability, service and price. Our primary competitors are Incumbent Local Exchange Carriers, or ILECs.

    Our customers tend to be the largest, most sophisticated communications users in the country. We believe that we meet their demanding needs through our unique network architecture, the experience of our operations team, and our award winning back office systems. The superior performance of our network stems, in part, to our extensive interconnections with the ILEC in each of our markets. As of September 30, 2001, we had approximately 2,400 interconnections points. We believe that our customers recognize the advantages of this design in assuring them the high throughput they need.

The Recapitalization

    On October 26, 2001, we completed a comprehensive recapitalization plan designed to provide us with sufficient financing to implement our revised business plan and improve our existing capital structure. The components of the recapitalization plan included: (1) the infusion of $150.0 million of private investment capital, consisting of the issuance of $50.0 million in series A redeemable voting convertible preferred stock, which we refer to in this prospectus as the convertible preferred stock, and the incurrence of $100.0 million in senior convertible loans, (2) exchange and purchase arrangements that resulted in the retirement of approximately $295.0 million in principal amount at maturity of our 12.125% senior discount notes due 2008 and our 11.875% senior notes due 2010, which we collectively refer to in this prospectus as our senior notes, (3) the issuance through a pro rata dividend to our stockholders of record as of October 25, 2001 of warrants to purchase an aggregate of 9,732,355 shares of common stock, and (4) an amendment to our existing senior credit facility to provide us with a total of $225.0 million of borrowing capacity.

    In conjunction with the recapitalization, we have revised our business plan by undertaking several initiatives. These initiatives include:

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  Consolidate Voice and Data Business Units — We are consolidating our voice and data business units in order to streamline the delivery of voice and data services to our enterprise and ISP customers. By combining these two business units, we believe that we will be better positioned to offer high quality services to our customers, while realizing operational efficiencies.

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  Pursue 22 Market Business Plan — We will concentrate on our existing markets and will not enter the San Diego and St. Louis markets. We completed our market build-out with Miami, our 22nd tier-one market in October 2001. We believe that these 22 markets offer significant growth potential.

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  Refine Managed Internet Access Strategy — Our original plan was to provide managed Internet access services in 36 markets. These services are currently commercially available in 15 markets and three markets are under development. We will complete market development in these three markets and then discontinue further expansion.

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  Scale Back DSL Initiatives — We will concentrate our DSL initiatives on our most mature markets, including Chicago and New York, and will cease DSL operations in other markets.

    Our revised business plan is expected to result in capital expenditure savings of approximately $100.0 million through 2002.

    The warrants were distributed on December 14, 2001 as a pro rata dividend to our common stockholders of record as of the day immediately preceding our recapitalization. The issuance of these warrants was a condition to the special committee of our board of director's approval of the recapitalization. This condition was the result of arm's-length negotiation by the special committee with both the investors who purchased our convertible preferred stock and made the convertible loans to us in connection with the recapitalization and with those note holders who exchanged their senior notes for common stock in connection with the recapitalization. Our stockholders were not required to make any payment or take any other action in order to receive their warrants.

    The special committee, the investors and the exchanging note holders agreed that we would issue warrants to our existing stockholders, which would be exercisable for a number of shares equal to 3% of our "fully-diluted equity." For purposes of this calculation, "fully-diluted equity" was based on the 61,755,571 shares of our common stock outstanding as of August 2, 2001 and the 564,746 shares of common stock issuable upon exercise of outstanding stock options with exercise prices below $2.00 per share as of that date. It did not include shares issuable upon conversion of the warrants and did not include common stock or options issued after August 2, 2001, other than the shares issued to the exchanging note holders and shares issuable upon conversion of the convertible preferred stock and convertible loans as of the closing date. These parties agreed with the special committee that the exercise price of the warrants would be established on the closing date of the recapitalization at a price equal to the per share amount at which the common stock issued to the exchanging note holders would equal 100% of the principal amount or the accreted value, as applicable, of the senior notes being exchanged by the note holders for common stock.

Summary of the Warrants and the Common Stock

    The following summary highlights selected information about the terms of the warrants and the common stock issuable upon exercise of the warrants. For a more detailed description of the warrants, see "Description of the Warrants" and for a more detailed description of the common stock, see "Description of Capital Stock."

Issuer	Focal Communications Corporation.
Equity Securities Offered
The warrants are initially exercisable for an aggregate of 9,732,355 shares of our common stock, subject to adjustment upon the happening of specified events. See "Description of the Warrants — Adjustments."
Common Stock Outstanding	171,553,265 shares as of November 30, 2001.
Expiration of Warrants	The warrants are scheduled to expire at 5:00 p.m. New York City time on December 14, 2007.
Exercise of Warrants
Each warrant is exercisable for one share of common stock at a price of $2.34245 per share. If certain events listed in the warrant agreement, dated October 26, 2001, by and between us and Computershare Trust Company of New York, as warrant agent, occur, we may adjust the number of shares of common stock for which, and the price per share at which, a warrant is exercisable. For more information regarding the terms of the warrants, see "Description of the Warrants."
Listing of Warrants/Common Stock
The warrants are not listed on Nasdaq or any other securities exchange and we do not intend to arrange for any quotation system to quote them. Our common stock is currently traded on The Nasdaq National Market under the symbol "FCOM." We have applied to list the shares issued upon exercise of the warrants on Nasdaq.
Dividends
We have not paid any cash dividends on our common stock in the past and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business projects, and other factors our board of directors deems relevant. In addition, our current financing arrangements effectively prohibit us from paying cash dividends for the foreseeable future. Your right to receive dividends will be junior to the rights of the holders of our preferred stock. In addition, holders of our convertible preferred stock and our convertible loans have the right to participate in any dividends paid on our common stock on an as-converted basis, other than dividends payable solely in shares of our common stock.

Voting
Each share of our common stock is entitled to one vote per share on all matters to be voted upon by stockholders generally, including the election of directors. Holders of our convertible preferred stock and convertible loans are entitled to vote on an as-converted basis together with the holders of the common stock on all matters submitted to a vote of stockholders, including the election of directors. In addition, holders of our convertible preferred stock have the right to designate two representatives for election to our board of directors. See "Description of Capital Stock — Convertible Preferred Stock — Voting Rights" and "Description of Capital Stock — Convertible Loans — Voting Rights."
Liquidation
Upon a dissolution, liquidation or winding up of Focal, holders of common stock will share proportionately in all assets available for distribution, subject to the rights of the holders of our outstanding convertible preferred stock and the rights of any other holders of any series of preferred stock issued in the future. See "Description of Capital Stock — Preferred Stock."
Registration Statement
We have agreed that we will maintain the effectiveness of the registration statement of which this prospectus is a part to permit the holders of warrants to exercise their warrants for a period ending on the earlier of (1) December 14, 2004 and (2) the date on which all of the warrants have been exercised.

We will have the right to refuse the use of the registration statement of which this prospectus is a part under specified circumstances and to therefore delay the exercise of your warrants. See "Description of Warrants — Registration Statement; Delay of Exercise of the Warrants."

    Our principal executive office is located at 200 North LaSalle Street, Suite 1100, Chicago, Illinois 60601 and our telephone number is (312) 895-8400.

RISK FACTORS

    You should carefully consider the following factors in addition to the other information set forth in this prospectus before deciding to purchase common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock would fall, and you could lose all or a part of the money you paid to purchase our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences, include, but are not limited to, those identified below.

Risks Relating to Our Business and Markets

We have a limited history of operations and you therefore have limited information on which to base your investment decision.

    Because of our short operating history, you have limited historical financial and operating information with which to evaluate our performance and determine whether you should invest in our common stock. In addition, the revenues and income potential of our revised business strategy is unproven. You should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by companies in the rapidly-evolving data services market.

We expect negative operating cash flows and substantial operating losses for the foreseeable future.

    The development of our business requires significant capital and operational expenditures. Many of these expenditures must be completed before any revenue can be realized in a particular market.

    Although reciprocal compensation is decreasing as a percentage of our total revenues, it has historically represented a substantial portion of our revenues. Reciprocal compensation payments are amounts we receive when we complete local calls from another local exchange carrier's network. These payments represented approximately 75%, 55% and 35% of our total revenues for 1998, 1999 and 2000, respectively. Since July 1, 1999, effective rate for reciprocal compensation have decreased substantially. As a result, revenues from reciprocal compensation, as a percentage of total revenues, have decreased substantially, and are expected to continue to decrease.

    We expect negative operating cash flow and substantial operating losses until these trends stabilize, our newer markets and service offerings are established and mature and we establish an adequate revenue base. Although we had operating income in 1998 of $6.3 million, we had an operating loss of $7.5 million in 1999 and an operating loss of $74.5 million in 2000, and we expect substantial operating losses for the foreseeable future. We may continue to sustain negative operating cash flow and operating losses as a result of low prices, including reduced rates attributable to reciprocal compensation, and/or higher costs, including cash interest costs.

We may not be able to successfully implement our revised business strategy because it is dependent on factors beyond our control, which could adversely affect our results of operations.

    On August 9, 2001, we announced our revised business strategy. Our revised business strategy requires us to consolidate our voice and data business units, concentrate on 22 markets, focus our managed Internet access strategy on 15 markets and scale back our DSL initiatives. Our future largely depends on our ability to implement our revised business strategy in order to create new business and revenue opportunities. Our results of operations will be adversely affected if we cannot fully implement our revised business strategy. Successful implementation depends on numerous factors beyond our control, including economic, competitive and other conditions and uncertainties, the ability to obtain licenses, permits and rights-of-way on reasonable terms and conditions and the ability to retain qualified management personnel.

Our business requires significant capital.

    We will require significant capital to, among other things:

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  finance the development and construction of our telecommunications networks, including transmission equipment and the deployment of our services;

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  finance the addition of switching capacity, electrical equipment and additional collocation space in connection with the expansion of our local telecommunications services for Internet service providers;

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  finance infrastructure enhancements, principally for information systems;

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  operate our network;

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  fund working capital and debt service requirements; and

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  fund our operating losses.

    These activities will require significant capital for the foreseeable future. We estimate that our capital expenditures in connection with our revised business plan will be approximately $125 million to $140 million during 2001.

    Our expectations of our future capital requirements and cash flows from operations are based on current estimates. Our actual capital expenditures and cash flows could differ significantly from these estimates. If we require additional capital to implement our revised business strategy or if customer demand significantly differs from our current expectations, our funding needs may increase. In addition, we may be unable to produce sufficient cash flows from ongoing operations to fund our revised business plan. This would require us to once again alter our business plan, including delaying or abandoning our spending plans, which could have a material adverse effect on our business. In addition, we may elect to pursue other business opportunities that could require additional capital investments in our networks. If any of these events were to happen, we could be required to borrow more money, issue additional debt or equity securities or enter into joint ventures.

We have a substantial amount of debt that could impact our future prospects, and we may not have sufficient cash flow to service our debt.

    Following the recapitalization, we continue to have a substantial amount of debt in relation to our stockholders' equity. Our high level of debt could affect our future prospects adversely by:

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  impairing our ability to borrow additional money;

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  requiring us to use a substantial portion of our cash flows from operations to pay interest or repay debt, which will reduce the funds available to us for our operations and capital expenditures;

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  placing us at a competitive disadvantage with companies that are less restricted by their debt agreements; and

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  making us more vulnerable in the event of a downturn in general economic conditions.

    We cannot assure you that we will be able to meet our debt obligations. If we are unable to generate sufficient cash to meet our obligations or if we fail to satisfy the requirements of our debt agreements, we will be in default. A default would permit the debtholders to require payment before the scheduled due date of the debt, resulting in further financial strain on us and causing additional defaults under our other indebtedness.

    Our ability to meet our debt and other obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive, regulatory and other factors. Many of these factors are beyond our control. In addition, we may need to incur additional indebtedness in the future. Although we believe that our existing current assets combined with working capital from our operations, capital lease financings and proceeds of future equity or debt financing will be adequate to meet our existing financial obligations, we cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations.

    In order to repay our debt and fund our capital expenditures, we must successfully implement our revised business strategy. If we are unable to do so, we may have to reduce or delay our planned capital expenditures, sell assets, sell additional equity or debt securities or refinance or restructure our debt. Any delay in our planned capital expenditures could materially and adversely affect our future revenue prospects. Any sale of assets to raise money to meet our financial obligations could also occur on unfavorable terms.

    Focal is a holding company that receives all its revenues from its subsidiaries. Its ability to obtain payments from its subsidiaries may be restricted by the profitability and cash flows of its subsidiaries and laws regulating the payment of dividends by a subsidiary to its parent company. If its subsidiaries are unable to pay dividends, the holding company may be unable to service its debt. In this situation, creditors of its subsidiaries and future holders of preferred stock, if any, of its subsidiaries, would have prior claims on the assets of the subsidiaries over the claims of the holding company and its stockholders.

We are subject to restrictive covenants that limit our flexibility.

    Our equipment term loan facility, senior credit facility and other debt instruments contain customary covenants limiting our flexibility, including covenants limiting our ability to incur additional debt, make liens, make investments, consolidate or merge with other businesses, sell assets, pay dividends and other distributions, make capital expenditures and enter into transactions with affiliates. These covenants may make it difficult for us to pursue our business strategies. Failure to comply with the terms of the equipment term loan facility would entitle the secured lenders to foreclose on the assets acquired with the proceeds of these loans, principally telecommunications equipment and related software licenses. The secured lenders would be repaid from the proceeds of the liquidation of these assets before the assets would be available for distribution to other creditors and, lastly, to the holders of our common stock. Our ability to satisfy the financial and other restrictive covenants may be affected by events beyond our control.

A further slowing of communications industry growth, including Internet use, could adversely affect us.

    We currently derive a majority of our revenues from selling switched voice and data services to large, communications-intensive users in major cities. Our revised business plan is based in large part on increasing market demand for sophisticated communications services. These services include local telephone access, broadband Internet access, collocation services, private peering services and nationwide networking. Our customers use these services predominately to download and transmit large amounts of information over the public telephone network.

    Critical issues concerning the commercial use of the Internet remain unresolved and may hinder or slow the growth of Internet use and the demand for data services. Despite growing interest in varied commercial uses of the Internet, many businesses have been deterred from purchasing sophisticated data services for a number of reasons, including systemic problems that continue to plague the exchange of data traffic over the public networks. These problems include capacity restraints, transmission errors, service problems and the inability of the public networks to transmit rapidly increasing volumes of data over the Internet.

    Uncertainties associated with the growth in the use of the public networks to transmit data traffic may, if left unresolved, impede further development of this market. The inability of the telecommunications industry to resolve systemic network and infrastructure problems, or the failure of the market for business-related Internet solutions to further develop, could have a material adverse effect on us.

We could experience adverse effects as a result of recent or future terrorist attacks or the war on terrorism.

    While we did not lose any facilities in the September 11, 2001 attacks on the World Trade Center and the Pentagon, we did have customers in and fiber connections to buildings in the World Trade Center. We could experience losses in revenue as a result of the inability of these customers to use our network. Moreover, to the extent that these attacks materially adversely affect the economy of the U.S. or of the New York area, they could adversely affect our future operations. Further, we cannot predict the nature of any future terrorist attacks in the United States or Europe or the effect of the current war on terrorism, and therefore we cannot assure you that we will not experience a material adverse effect as a result of terrorist attacks or the war on terrorism.

A failure in our network operations center, switch facilities or computer systems could cause a significant disruption in the provision of our services.

    Although we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Our business depends on the efficient and uninterrupted operation of our network operations center, our switch facilities and our computer and communications hardware systems and infrastructure. If we experience a problem at our network operations center or switching facilities, we may be unable to provide services to our customers, provide customer service and support, or monitor our network infrastructure and switch facilities, any of which could seriously harm our business.

Our network and software are vulnerable to security breaches and similar threats that could cause us to incur liability for damages and harm our reputation.

    Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins, network attacks and similar disruptive problems. If any of these events occurred, we could be liable for damages and our reputation could suffer, thereby deterring potential customers from working with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers.

    Although we intend to continue to implement industry-accepted security measures, some of these industry-standard measures have been circumvented by third parties. Although the measures we have implemented have not been circumvented to date, they could be circumvented in the future. The costs and resources required to eliminate computer viruses and alleviate other security problems could result in interruptions, delays or cessation of service to our customers, which could hurt our business.

Our entitlement to reciprocal compensation for Internet traffic is subject to uncertainties that could adversely affect us.

    Several of the ILECs continue to challenge, through legal proceedings, the Competitive Local Exchange Carriers', or CLECs, entitlement to reciprocal compensation payments under existing interconnection agreements for calls made to ISPs on the grounds that these calls should be considered interstate in nature, and that interstate calls are not subject to reciprocal compensation. Several of these legal challenges seek a refund of reciprocal compensation previously paid by the ILECs. We have entered into agreements with some ILECs that fix the compensation for such traffic, notwithstanding any change in law. However, our exchange of ISP-bound traffic with other ILECs remains subject to uncertain treatment.

    In April 2001, the FCC asserted jurisdiction over ISP-bound traffic and introduced a 3-year transition mechanism for inter-carrier compensation. The FCC transition plan generally requires compensation for ISP-bound traffic, but reduces the rate and imposes certain volume caps, and is conditioned upon the ILEC's agreement to lower the rate applicable to the traffic it terminates. To date, only Verizon and Qwest have, to our knowledge, attempted to take advantage of the FCC's plan. For other ILECs, the state compensation mechanisms will continue to apply during the transition period. The FCC's new transition mechanism has been appealed by numerous parties to the D.C. Circuit Court of Appeals. There is also a risk that courts and regulatory authorities that previously ordered payment for certain reciprocal compensation, for which we have established no reserves, will revisit this issue and revise their prior decisions, including possibly permitting the ILECs to recoup our previously recorded revenues from reciprocal compensation.

    A judicial or regulatory determination that we are not entitled to the reciprocal compensation we have recognized, an order that we refund reciprocal compensation paid to date or a decision that reciprocal compensation for Internet-bound calls should be lower could have a material adverse effect on us and our results of operations.

We are subject to significant regulation that could change in a manner adverse to us.

    Communications services are subject to significant regulation at the federal, state and local levels. The following factors may have a material adverse effect on us:

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  delays in receiving required regulatory approvals or onerous conditions imposed on these approvals;

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  difficulties completing interconnection agreements with ILECs; and

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  the enactment of new and adverse legislation or regulatory requirements or changes in the interpretation of existing legislation and/or changes in regulatory requirements.

    Recent federal legislation governing the U.S. telecommunications industry remains subject to judicial review and additional FCC rule-making. As a result, we cannot predict the legislation's effect on our future operations or results. Many regulatory actions regarding important items that impact us are underway or are being contemplated by federal and state authorities. Changes in current or future regulations adopted by federal, state or local regulators, or other legislative or judicial initiatives relating to the telecommunications industry, could have a material adverse effect on us.

    Unlike some of our competitors, particularly the ILECs, we are not currently subject to some of the burdensome regulations imposed by federal legislation. Our ability to compete in the local exchange market will depend upon a continued favorable, pro-competitive regulatory environment, and could be adversely affected by new regulations or legislation affording greater flexibility and regulatory relief to our competitors.

    Congress has introduced bills that would grant Regional Bell Operating Companies, or RBOCs, permission to provide data services in areas where they are currently restricted from doing so. Although we cannot predict the outcome of any proposed or pending legislation, the ability of RBOCs to provide data services on a broader basis could have a material adverse effect on us.

    We are currently required to publicly file with governmental authorities our tariffs describing the prices we charge our customers and the terms and conditions for some intrastate, interstate and international services. Challenges to these tariffs by regulators or third parties could cause us to incur substantial legal and administrative expenses.

    Federal and state regulatory agencies also have the right to impose sanctions and forfeitures, mandate refunds or impose other penalties for regulatory non-compliance and may require prior approval of transfers of control and the issuance of debt and equity.

    Some interexchange carriers, including AT&T and Sprint, have challenged our switched access rates as well as other CLECs and have withheld some or all payments for the switched access services that they continue to receive. AT&T in particular has asserted that our charges for switched access services are higher than those of the ILEC serving the same territory and are therefore unjust and unreasonable. AT&T has refused to pay us portions of our past access bills at our tariffed rate. Most recently, the FCC has established a "safe harbor" for CLECs' interstate access rates and our rates are at or below this cap. The FCC order establishing the safe harbor has been appealed.

    There is currently only a small body of laws and regulations applicable to access to or commerce on the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations that affect the Internet. We cannot predict the nature of these regulations or their impact on our business. The adoption of future laws or regulations or the application of existing laws and regulation could slow the growth of the Internet, decrease demand for our data services, impose taxes, otherwise increase the cost of doing business on the Internet or otherwise adversely affect us or our customers.

Our reliance on leased transport facilities and services of third parties could materially and adversely affect our business.

    Our network design strategy contemplates us owning and operating our own switches but initially leasing a substantial portion of our transport facilities, or network lines, from third parties. Currently, we lease substantially all of our transport requirements. Although we have begun to selectively acquire and activate our own fiber transport capacity in some of our markets, we expect, for the foreseeable future, to continue to lease a substantial portion of our transport capacity from other carriers, some of which are competitors in our service territories.

    We are also dependent on third-party suppliers for substantial amounts of fiber, conduit, computers, software, switches, routers and related components that we use to expand and upgrade our network. If any of these relationships is terminated or a supplier fails to provide reliable services or equipment, and we are unable to reach suitable alternative arrangements quickly or on favorable terms, we may experience significant delays and additional costs. If that happens, it could have a material adverse effect on us.

    We currently lease a substantial portion of our transport facilities from a small number of carriers. Although we believe that adequate alternative sources of transport facilities exist, if such carriers' facilities become unavailable, our business could be disrupted. In addition, although we believe we have protection against unexpected increases in the costs of our leased transport facilities, an unexpected material increase in these costs could have a material adverse effect on our results of operations.

    We have entered into multi-year agreements to lease fiber transport capacity in several markets and expect to enter into additional agreements for Internet transit services from Internet backbone providers. Our current agreements require us to make minimum, fixed installment payments, whether or not we need transport capacity or this capacity becomes otherwise available at lower prices. When we negotiate these agreements, we estimate future supply and demand for transmission capacity, as well as calling patterns and traffic levels of our customers. We also set the price terms of these agreements on the basis of the supply of, and the then prevailing prices for, transport capacity which are expected to fluctuate over time. If we do not meet our minimum volume commitments, we may be obligated to pay underutilization charges. If we underestimate our need for transmission capacity, we may be required to obtain capacity through other, possibly more expensive, means. If we overestimated our need for transmission capacity or prevailing prices for transport capacity or Internet transit services fall, it could have a material adverse effect on our results of operations.

    In order to offer our data services, we rely on multiple Tier-1 Internet backbone providers. To provide optimal routing to our customers through our facilities, we contract for Internet transit services from several Internet backbone providers. We may be unable to maintain relationships with, or obtain necessary services from, backbone providers. Furthermore, we may be unable to establish and maintain relationships with other backbone providers that may emerge or that are significant in geographic areas in which our facilities are or will be located. We cannot assure you that these Internet backbone providers will provide service to us on a cost-effective basis or that these providers will provide us with the necessary capacity to adequately meet customer demand or avoid service delays or interruptions.

Our reliance on ILEC interconnection agreements and changes to these agreements with the ILECs could have a material adverse effect on us.

    In addition to agreements with transport and Internet transit service providers, we are dependent upon our agreements with the ILECs operating in our existing markets. These agreements, called interconnection agreements, specify how we connect our networks with the network of the ILEC in each of our markets. Federal legislation regulating the telecommunications industry has enhanced competition in the local service market by requiring the ILECs to provide access to their networks through interconnection agreements and to offer unbundled elements of their network and retail services at prescribed rates to other telecommunications carriers. A failure to negotiate required interconnection agreements or renew existing interconnection agreements on favorable terms could have a material adverse effect on our business.

    The failure by the ILECs to comply with their obligations under our interconnection agreements could result in customer dissatisfaction and the loss of existing and potential customers. In addition, the rates charged to us under the interconnection agreements may be too high to permit us to offer usage rates that are low enough to attract a sufficient number of customers and permit us to operate profitably.

    Interconnection agreements are subject to review and approval by various federal and state regulators. In addition, parties to the agreements may seek to have the agreements modified based upon the outcome of regulatory or judicial rulings occurring after the dates of the agreements. The outcome of these rulings, or any modified agreements, could have a material adverse effect on us. In addition, certain aspects of interconnection agreements, including the price and economic terms of these agreements, have been subject to litigation and regulatory action.

We compete in the communications services industry with participants that have greater resources, more established networks and a broader customer base than we do.

    Portions of the communications services industry are highly competitive. Many of our existing and potential competitors, including the ILECs and some CLECs, have financial, personnel, marketing and other resources significantly greater than ours. Many of these competitors have the added competitive advantage of an established network and an existing customer base.

    Our principal competitor in each of our markets is the ILEC. Although recent federal legislation and rule-making have afforded us increased opportunities, they also provide the ILECs with some advantages which could adversely affect our business. In addition, current competitive advantages afforded to CLECs may also be adversely affected by changes in existing regulation of telecommunications services. These changes may include permitting ILECs to:

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  reduce their prices because of fewer regulatory restrictions;

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  offer selective discount pricing to their customers;

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  provide advanced data services through less-regulated separate subsidiaries that may be used for voice traffic;

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  eliminate the mandatory resale of advanced services;

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  provide in-region long distance service; or

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  limit the network elements required to be provided on an unbundled basis.

    In addition, significant new competitors in the local exchange market could arise as a result of:

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  consolidation and strategic alliances in the industry;

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  foreign carriers being allowed to compete in the U.S. market;

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  further technological advances; or

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  further deregulation and other regulatory initiatives.

    Other competitors and potential market entrants include long distance companies, cable television companies, value added resellers, electric utilities, microwave carriers, wireless telephone system operators, data service companies and operators of private networks.

Our business could be adversely affected if we do not keep pace with rapid technological changes.

    The communications services industry is subject to rapid and significant changes in technology. We cannot predict the effect of technological changes on our business. The introduction of new products or technologies may reduce the cost or increase the supply of services similar to those that we plan to provide. As a result, our most significant competitors in the future may be new entrants to the communications services industry. These new entrants may not be burdened by an installed base of outdated equipment. Technological changes and the resulting competition could have a material adverse effect on us.

    Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other industry participants. If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Although we intend to support emerging standards in the market for communications services, we cannot assure you that we will be able to conform to new standards in a timely fashion, if at all, or maintain a competitive position in the market.

If we are unable to attract and retain qualified employees, or if we were to lose some of our key executive officers, it could have a material adverse affect on our business.

    In connection with our effort to streamline operations, increase revenues, reduce costs and bring our staffing and structure in line with our current and anticipated requirements, we recently realigned our business organization, which included a reduction in our workforce of approximately 175 employees, or approximately 13% percent of our workforce, in the third quarter of 2001. These workforce reductions may create anxiety and uncertainty and may adversely affect employee morale. In addition, our common stock has recently declined in value below the exercise price of many options granted to employees pursuant to our stock option plans. Thus, the intended benefits of the stock options granted to our employees, the creation of performance and retention incentives, may not be realized. As a result, we could lose employees that we would prefer to retain, which could have a material adverse effect on our business.

    Our business is managed by a relatively small number of senior management and operating personnel. Losing some members of the senior management team or key operating personnel could have a material adverse effect on our business. We may be unable to retain our senior management or other key employees, or retain other skilled personnel in the future.

Our institutional investors invest in other telecommunications companies and conflicts of interest may arise from these investments.

    Madison Dearborn Partners, Inc., Frontenac Company, Great Hill Equity Partners and Battery Ventures and their respective affiliates currently have significant investments in communications services companies other than Focal. These institutional investors may in the future invest in other entities that compete with us. In addition, four of our directors, each of whom is a principal of one of these institutional investors, serve as directors of other public communications services companies. As a result, these four directors may be subject to conflicts of interest during their tenure as our directors. Because of these potential conflicts, these four directors may be required to periodically disclose financial or business opportunities to us and to the other companies to which they owe fiduciary duties. Conflict of interest issues are reviewed by the audit committee of our board of directors. A majority of the members of the audit committee are independent directors.

Risks Relating to the Common Stock

Our preferred stock has rights and preferences that are superior to the rights and preferences of the common stock.

    The holders of the convertible preferred stock will have rights that are senior to those of the holders of our common stock. The holders of the convertible preferred stock will have a claim against our assets senior to the claim of the holders of the common stock in the event of our liquidation or bankruptcy. The aggregate amount of the senior claims of the holders of the convertible preferred stock will be at least $50.0 million initially, representing the liquidation preference of the convertible preferred stock, and will increase thereafter due to the accrual of dividends on the convertible preferred stock. In the event of a change of control prior to the fifth anniversary of the closing date of the recapitalization, dividends on the convertible preferred stock will be calculated as if the change of control had occurred on the fifth anniversary of the closing date. In the event of our liquidation or bankruptcy, we must pay the liquidation preference and accrued dividends on the convertible preferred stock before any amounts are paid to the holders of our common stock.

We do not intend to pay dividends on our common stock and our senior credit facility and the indentures relating to our senior notes restrict our ability to do so.

    We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt facilities and other factors our board of directors considers appropriate. Our ability to declare and pay dividends on our common stock is also currently restricted by covenants in our senior credit facility and the indentures relating to our senior notes.

Our stock price has been adversely affected by the recent market decline.

    The market prices of common stock of communications services companies, including both telecommunications and Internet companies, have been adversely affected by the broad market decline that began in mid-2000. This broad decline adversely affected the market price of our shares. On November 30, 2001, the last reported sale price of our common stock on The Nasdaq National Market was $0.51 per share.

Our stock price has been and may continue to be extremely volatile, which may adversely affect holders of our common stock and our ability to raise capital.

    The trading price of our common stock has been and is likely to continue to be extremely volatile. Our stock price and trading volume could be subject to wide fluctuations in response to a variety of factors, including the following:

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  variations in our operating results and the difference between our actual results and the results expected by investors and securities analysts;

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  our ability to obtain financing;

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  our failure to maintain the listing of our common stock on The Nasdaq National Market;

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  rumors in the marketplace regarding our activities;

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  additions or departures of key personnel;

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  announcements of technological innovations or new services by our competitors;

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  conditions or trends in the telecommunications industry, including regulations;

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  changes in the market valuations of other telecommunications companies;

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  announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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  press and securities analyst reports; and

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  sales of shares of our common stock or other securities in the open market.

    Any negative change in investors' and securities analysts' perceptions of the prospects of telecommunications companies could further depress our stock price, regardless of our operating results, and may cause our common stock to lose value and impair our efforts to raise capital.

Our common stock may be delisted from The Nasdaq National Market, which could have a negative impact on the trading activity and price of your common stock, and could make it more difficult for us to raise capital.

    If our common stock is delisted from The Nasdaq National Market, it could have a negative impact on the trading activity and price of your common stock. It could also make it more difficult for us to raise additional equity capital in the future. On August 23, 2001, we received notification from The Nasdaq National Market that we are not currently in compliance with The Nasdaq National Market's continued listing requirements. For companies such as Focal, with assets and revenues and a market capitalization of a certain level, one of The Nasdaq National Market's continued listing requirements is that the average per share closing price of our common stock for any consecutive 30 trading day period not fall below $3.00 per share. Nasdaq had informed us that, if we are unable to demonstrate compliance with this requirement or if we do not apply to transfer to The Nasdaq SmallCap Market prior to November 21, 2001, it would provide us with notification of its intention to delist our common stock.

    On September 27, 2001, in response to market conditions following the terrorist attacks of September 11th, Nasdaq implemented an across-the-board suspension of its minimum bid and public float requirements until January 2, 2002. Until such time, companies, such as Focal, that are currently under review for failing to meet Nasdaq's listing requirements will be taken out of the review process and no deficiencies will accrue. During this suspension period, Nasdaq has indicated that it will evaluate whether it is appropriate to recommend further or permanent action with respect to its listing requirements. There can be no assurance that Nasdaq will provide any further relief with respect to its listing requirements or, that if permanent changes are made to Nasdaq's listing requirements, we will be able to comply with those listing requirements. Should we continue to be unable to comply with the continued listing requirements of The Nasdaq National Market, we intend to apply to list our common stock on The Nasdaq SmallCap Market. There can be no assurance, however, that Nasdaq would approve our application for listing on The Nasdaq SmallCap Market.

    We have received approval from our stockholders to effect a reverse stock split at a ratio of between 1-for-5 and 1-for-35. The ratio of the reverse stock split and the timing of the reverse stock split will be determined by our board of directors. Although we believe that the reverse stock will increase the market price of our common stock, there can be no assurance that the market price of our common stock will rise in proportion to the reduction in the number of shares resulting from the reverse stock split or that the increase in the market price of our stock will be sufficient to satisfy either The Nasdaq National Market's or The Nasdaq SmallCap Market's continued listing requirements.

Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price.

    We issued 110,742,181 shares of our common stock to former holders of our senior notes as part of the recapitalization. In addition, as of the closing of the recapitalization, we issued convertible preferred stock and convertible loans that are immediately convertible at the holders' option into an aggregate of 151,349,341 shares of our common stock as of the closing date of the recapitalization.

    Certain factors can increase the aggregate number of shares of common stock issuable upon conversion of the convertible preferred stock and the convertible loans. Accrued and unpaid dividends on the convertible preferred stock and compounded interest on the convertible loans will also be convertible into common stock. We are prohibited from paying cash dividends on the convertible preferred stock or interest on the convertible loans until the fifth anniversary of the closing date of the recapitalization. Assuming that all of the convertible preferred stock and the convertible loans were to remain outstanding until the fifth anniversary of the closing date of the recapitalization, the accrued and unpaid dividends on the convertible preferred stock would be convertible into approximately 25.0 million additional shares of common stock and the accrued and unpaid interest on the convertible loans would be convertible into approximately 49.0 million additional shares of common stock.

    In the event a change of control of the Company occurs prior to the fifth anniversary of the closing date of the recapitalization, the dividends on the convertible preferred stock and the interest on the convertible loans will be calculated as if the change of control had occurred on the fifth anniversary of the closing date, which would also increase the number of shares of common stock issuable upon conversion of the convertible preferred stock and the convertible loans.

    All of these shares and shares of our common stock held by some of our other stockholders are subject to a registration rights agreement that grants holders of these shares the right to have their shares registered either on demand or together with shares we intend to sell. We have also agreed that we will, upon the request of the majority of the convertible preferred stock, on one occasion and at any time after the first anniversary of the recapitalization, file a registration statement with respect to the convertible preferred stock. In addition, as of October 26, 2001, there were 10,165,763 shares of our common stock reserved for issuance upon exercise of outstanding options granted under our equity incentive plans and an additional 9,736,440 shares of our common stock reserved for issuance under our equity incentive plans.

    Sales of the securities acquired in connection with the recapitalization in the public market could lower our stock price and impair our ability to raise funds in additional stock offerings. Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise funds through a public offering of our equity securities.

The authorized number of shares of common stock available for issuance may be increased without a separate class vote of the common stock, and the issuance of such additional shares could negatively impact the holders of common stock.

    Our certificate of incorporation permits holders of our voting securities, including our convertible preferred stock and the convertible loans, voting together as a single class, to increase or decrease the authorized number of shares of any class of stock. The authorized number of shares of our common stock may therefore be increased without a separate class vote of the holders of the common stock. These additional shares of common stock could be issued in such a manner, and pursuant to such terms and conditions, that would make a change of control of the Company or removal of our management more difficult and could dilute your ownership interest.

Provisions of our charter, applicable law and the indentures relating to our senior notes may delay or prevent a change in control.

    Our certificate of incorporation and bylaws, the Delaware corporations statute and the indentures relating to our senior notes may make it difficult or even prevent a third party from acquiring us without the approval of our incumbent board of directors. These provisions, among other things:

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  divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

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  limit the right of stockholders to remove directors;

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  prohibit stockholder action by written consent in place of a meeting;

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  limit the right of stockholders to call special meetings of stockholders;

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  regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

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  authorize our board of directors to issue preferred stock in one or more series without any action on the part of stockholders.

    These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, may discourage third party bidders from bidding for us and could significantly impede the ability of the holders of our common stock to change our management.

    Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own such securities from the FCC or the state commission.

A limited number of stockholders own a majority of our voting stock, will exercise significant control over all major corporate transactions, and their interests may be different from the interests of public stockholders.

    Investment funds associated with Madison Dearborn Partners Inc., Frontenac Company, Battery Ventures and Great Hill Equity Partners, which we refer to in this prospectus as the controlling stockholders, have the right, as holders of our convertible preferred stock and the convertible loans, to vote together with the holders of the common stock on an as-if-converted basis and control approximately 58% of our total voting power. As a result, the controlling stockholders and our management have the ability to control our future operations and strategy. Conflicts of interest between the controlling stockholders and our public stockholders may arise with respect to sales of shares of common stock owned by the controlling stockholders or other matters. For example, sales of shares by the controlling stockholders could result in a "change of control" under the indentures relating to our senior notes, which would require us to offer to repurchase our senior notes. In addition, the interests of the controlling stockholders and other existing stockholders regarding any proposed merger or sale of Focal may differ from your interests.

    The controlling stockholders also have the right to designate two representatives to be nominated for election to the board of directors and, so long as the convertible preferred stock remains outstanding, the right to vote as a single class to elect up to two directors. The controlling stockholders also have the right to consent to a number of other significant corporate transactions, including the issuance of capital stock with rights equal to or superior to those of the convertible preferred stock.

Our quarterly operating results may vary significantly, which could negatively impact our stock price.

    Our operating results could vary greatly from quarter to quarter due to factors such as:

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  the timing of significant expenses associated with the development of our networks and services; and

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  the variability of the level of revenues generated through sales of our services.

    If our results of operations from quarter to quarter fail to meet the expectations of public market analysts and investors, our stock price could suffer. Any significant unanticipated shortfall of revenues or increase in expenses could negatively impact our expected quarterly results of operations. Furthermore, a failure on our part to estimate accurately the timing or magnitude of particular anticipated revenues or expenses could also negatively impact our quarterly results of operations. This type of variability could have a material adverse effect on us.

    Because our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future, you should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or stock price.

USE OF PROCEEDS

    The net proceeds to us, if any, from the exercise of the warrants for shares of common stock will be up to approximately $22,797,555. We intend to use the proceeds, if any, for general working capital and other corporate purposes. There can be no assurance that any of the warrants will be exercised before they expire and, as a result, that we will receive any proceeds from this offering. Even if the warrants are exercised, we cannot predict when the warrants will be exercised and when the proceeds will be received.

DESCRIPTION OF THE WARRANTS

General

    The warrants were issued through a pro rata dividend to our stockholders of record as of October 25, 2001. The warrants are initially exercisable for up to an aggregate of 9,732,355 shares of common stock. Our stockholders were not required to make any payment or take any other action in order to receive their warrants. The terms of the warrants are set forth in a Warrant Agreement, dated October 26, 2001, by and between us and Computershare Trust Company of New York, as warrant agent. The description of the terms of the warrant agreement set forth below is qualified in all respects by reference to the terms of the warrant agreement, incorporated by reference in this prospectus.

    A warrant does not entitle the holder to any rights as a stockholder of Focal or to receive any dividends paid on the common stock.

Exercise

    Each warrant is exercisable for one share of common stock at a price of $2.34245 per share, subject to adjustment as described below under "—Adjustments." No fractional shares of common stock will be issued in connection with the exercise of the warrants, and such fractional interests shall be rounded to the next higher whole number in the case of fractional interests equal to or greater than 0.5 and to the preceding whole number in the case of fractional interests less than 0.5. The warrants provide that the exercise price thereof may be paid through a "cashless exercise."

    If at the time of the exercise of any warrant, we do not have an effective registration statement covering the offer and sale of the common stock by us to the holder of the warrant effecting the exercise, we may, in our sole discretion, elect to require that the holder of the warrant effect the exercise of the warrant solely pursuant to the "cashless exercise" option or we may amend the warrants to eliminate the requirement for payment of the exercise price with respect to the cashless exercise option.

Expiration

    The warrants will expire at 5:00 p.m. New York City time on December 14, 2007. We intend to give notice of expiration not less than 90 nor more than 120 days prior to the expiration date to the registered holders of the then outstanding warrants. If we do not give such notice, the warrants will still terminate and become void on the sixth anniversary of the distribution date.

Adjustments

    The number of shares of common stock for which, and the price per share at which, a warrant is exercisable are subject to adjustment upon the occurrence of certain changes in the common stock and certain issuances of common stock, options or convertible securities, each as provided in the warrant agreement relating to the warrants.

Transferability

    The warrants are freely transferable by the holders of the warrants. The warrants are not listed on Nasdaq or any other securities exchange and we do not intend to arrange for any quotation system to quote them.

    The warrants have initially been issued either in global form or in registered form as definitive warrant certificates. The Depository Trust Company will act as the depositary with respect to the global warrant, unless and until we appoint a successor depositary. The global warrant will represent the aggregate amount of outstanding warrants from time to time endorsed on the global warrant and the aggregate amount of warrants represented by the global warrant may be decreased or increased from time to time as appropriate. Upon written request to the warrant agent, and subject to the terms of the warrant agreement, a holder may receive definitive warrants.

Reservation of Shares

    We have authorized and reserved for issuance a number of shares of common stock as are issuable upon the exercise of the warrants. The common stock issued upon exercise of the warrants, when paid for and issued, will be duly and validly issued, fully paid and non-assessable.

Registration Statement; Delay of Exercise of the Warrants

    We have agreed that we will maintain the effectiveness of the registration statement of which this prospectus is a part to permit the holders of warrants to exercise their warrants for a period ending on the earlier of (1) December 14, 2004 and (2) the date on which all of the warrants have been exercised.

    We will have the right to refuse the use of the registration statement of which this prospectus is a part and to delay a holder's exercise of its warrant for a reasonable length of time, but in any case not to exceed 90 days in any calendar year, and from time to time, if our board of directors or senior management determines that use of the registration statement and the disclosure required to be made in the registration statement would not be in our best interest at such time. We will use our reasonable efforts to minimize the length of any delay period. In the event a delay period(s) occurs during the 90 days preceding the third anniversary of the issue date of the warrants, the period during which we will keep this registration statement effective will be extended by the number of days in the delay period(s) occurring during that 90-day period. In no event will we be required to keep the registration statement effective after the time that all of the warrants have been exercised.

DESCRIPTION OF CAPITAL STOCK

    The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation, our by-laws and the certificate of designation establishing the rights and preferences of the series A redeemable voting convertible preferred stock, which are incorporated by reference into the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

General

    Our authorized capital stock consists of 250,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of November 30, 2001, 171,553,265 shares of common stock were issued and outstanding, and 50,000 shares of convertible preferred stock were issued and outstanding.

Common Stock

    Holders of the common stock are entitled to one vote per share on all matters to be voted upon by our stockholders generally, including the election of directors. Holders of common stock will be entitled to receive dividends, if any, declared from time to time by the board of directors out of funds legally available for dividends. If we are liquidated, dissolved or wound-up, holders of common stock will share proportionately in all assets available for distribution. However, dividend and distribution rights of holders of common stock will be subject to the rights of the convertible preferred stock sold to the controlling stockholders in connection with the recapitalization and of any holders of any series of other preferred stock as described below. Holders of common stock have no preemptive or conversion rights. The common stock does not have cumulative voting rights. As a result, the holder or holders of more than half of the shares of common stock voting for the election of directors can elect all directors being elected at that time. All shares of common stock outstanding immediately following the recapitalization are fully paid and are not be subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock.

    The common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "FCOM."

Convertible Preferred Stock

    In connection with the recapitalization, 50,000 shares of convertible preferred stock were issued to the controlling stockholders. The convertible preferred stock will rank senior, with respect to liquidation payments, to our common stock and any other preferred stock that we issue in the future.

    Dividends.  Each share of convertible preferred stock will accrue dividends on a daily basis from the date of issuance at a rate of 8% per annum on the sum of $1,000 plus all accumulated dividends. Unless otherwise agreed to by the holders of a majority of the convertible preferred stock, all dividends accruing before the fifth anniversary of the closing date of the recapitalization will not be paid in cash, but will accrue and become part of the liquidation preference. After that date, we may, at our election, pay dividends on the convertible preferred stock in cash. To the extent not paid on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2001, all dividends that have accrued during the three-month period ending on each of these dates will be accumulated and will remain accumulated dividends until paid. In addition to preferential dividends, the convertible preferred stock will also share pro rata in any dividends on our common stock, on the basis of the number of shares of common stock into which the convertible preferred stock is convertible.

    Liquidation Preference.  Upon our liquidation, dissolution or winding up, each holder of convertible preferred stock shall be entitled to be paid, before any distribution or payment is made to the holders of our common stock, the greater of (1) the sum of $1,000 per share plus accumulated dividends plus accrued and unpaid dividends not yet accumulated, which we refer to as the "Liquidation Value" and (2) the amount that would be payable if the convertible preferred stock had been converted into common stock. Such amount is referred to as the "Liquidation Preference."

    Conversion Rights.  Each share of convertible preferred stock is convertible, at the holder's option, into a number of shares of common stock equal to the Liquidation Value divided by the conversion price. The conversion price was initially set at $0.99108459283 per share. As of the closing date of the recapitalization, the convertible preferred stock was convertible into 50,450,500 shares of our common stock. Accrued and unpaid dividends on the convertible preferred stock will be convertible into additional shares of common stock.

    The conversion price will be adjusted if (1) we issue or are deemed to issue additional shares of common stock for a price per share less than the conversion price or the Market Price (as defined below); or (2) we (i) issue or are deemed to issue options, warrants or convertible securities with an exercise price or conversion price that is less than the conversion price or the Market Price at the time of issuance of the options, warrants or convertible securities, or (ii) fix a record date for the determination of holders of any class of securities then entitled to receive any additional shares of common stock or options, warrants or convertible securities exercisable for or convertible into common stock; provided, that we will not be required to make any further adjustment in the conversion price upon the subsequent exercise of such options or warrants or conversion of such convertible securities; provided, further, that we may issue common stock (or of securities exchangeable or exercisable for or convertible into common stock) (a) to our and our subsidiaries' officers, directors, employees, or consultants pursuant to compensation arrangements approved by our board of directors, (b) to our and our subsidiaries' suppliers, lessors or lenders in the ordinary course of business (or otherwise as approved by our board of directors) in connection with (as applicable) their supply arrangements or lease arrangements with, or loans to, us or any of our subsidiaries, or (c) upon the conversion of any convertible securities (including the convertible preferred stock).

    In any such event, the conversion price will be reduced to reflect the proportionate difference between the amount that we would have received had we sold that common stock at the Market Price or the conversion price as the case may be, (or in the case of options and convertible securities, received an amount equal to the Market Price or the conversion price, as the case may be, upon the exercise or conversion thereof), and the amount we actually obtained from the issuance. The "Market Price" per share for common stock is the average closing price over the 15 business day period ending on the date of determination.

    If the options, warrants or conversion rights expire before being exercised, the conversion price will be re-adjusted, as though the unexercised options, warrants or conversion rights had never been issued; provided that, if the expiration or termination would result in an increase in the conversion price then in effect, the increase will not be effective until 30 days' notice has been given to all holders of convertible preferred stock.

  Redemptions.

    Scheduled Redemptions.  On the tenth anniversary of the closing date of the recapitalization, we are obligated to redeem all shares of the convertible preferred stock at a price per share equal to the Liquidation Value.

    Optional Redemptions.  We may, at any time after the fifth anniversary of the closing date of the recapitalization, redeem all or any portion of the convertible preferred stock at a price per share equal to the Liquidation Value.

    Redemption Upon a Change of Control.  In the event of a change of control of the Company, each holder of convertible preferred stock may cause us to redeem all or any part of the holder's shares at a price per share equal to the greater of (1) 101% of the Liquidation Value per share or (2) the highest price per share paid for any common stock in connection with such change of control. If any change of control occurs prior to the fifth anniversary of the closing date of the recapitalization, dividends will be calculated for each share as though the change of control had occurred on the fifth anniversary. A "change of control" with respect to the convertible preferred stock is deemed to occur one day after the occurrence of a "change of control" as defined in our senior credit agreement (as in effect on the closing date of the recapitalization, without regard to subsequent amendment); provided that for so long as the use of such definition would cause the issuance or existence of the convertible preferred stock to be prohibited under the indentures relating to our senior notes or would cause the convertible preferred stock to be treated as "disqualified stock" under the indentures relating to our senior notes, a "change of control" shall be deemed to occur one day after the occurrence of a "change of control" under such indentures (as in effect on the closing date of the recapitalization, without regard to subsequent amendment).

    Voting Rights.  The convertible preferred stock is entitled to vote as a single class with the holders of our common stock, the holders of any series of preferred stock entitled to vote with the common stock and the holders of any notes or debentures entitled to vote with the holders of common stock on each matter submitted to our stockholders. Each share of convertible preferred stock has a number of votes equal to the number of votes possessed by the common stock into which the convertible preferred stock is convertible. In connection with the recapitalization, the holders of the convertible preferred stock had the right to designate two representatives to be nominated for election to the board of directors and, so long as the convertible preferred stock remains outstanding, the holders of the convertible preferred stock have the right to vote as a single class to vote up to two directors.

    Right to Approve Certain Transactions.  We must obtain the approval of the holders of at least a majority of the then outstanding shares of convertible preferred stock before we:

  •
  directly or indirectly declare or pay, or permit any of our subsidiaries to declare or pay, any dividends or make any distributions upon any of our capital stock or other equity securities, except for dividends payable (1) on the convertible preferred stock pursuant to the terms of the certificate of designation for the convertible preferred stock, (2) solely in shares of common stock issued upon the outstanding shares of common stock, and (3) by any of our subsidiaries (i) to us or to any of our wholly owned subsidiaries or (ii) if such dividends are made on a pro rata basis with respect to all of such subsidiary's capital stock or equity interests;

  •
  directly or indirectly redeem, purchase or otherwise acquire, or permit any of our subsidiaries to redeem, purchase or otherwise acquire, any of our or any of our subsidiaries' capital stock or other equity securities (including, without limitation, warrants, options and other rights to acquire such capital stock or other equity securities) or directly or indirectly redeem, purchase or make any payments with respect to any stock appreciation rights, phantom stock plans or similar rights or plans, except for (1) redemptions or repurchases of the convertible preferred stock pursuant to the terms of the certificate of designation for the convertible preferred stock, (2) repurchases or redemptions of common stock from our and our subsidiaries' employees upon termination of employment in an amount not to exceed $5.0 million in any consecutive 12-month period pursuant to arrangements approved by our board of directors, and (3) redemptions or repurchases of the capital stock or other equity securities of our subsidiaries (i) that are held by us or any of our wholly owned subsidiaries or (ii) by such subsidiary if such redemptions or repurchases are made on a pro rata basis with respect to all of such subsidiary's capital stock or other equity interests;

  •
  authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) of, or take any action that reclassifies any of our outstanding equity securities into, (1) any notes or debt securities containing equity features (including, without limitation, any notes or debt securities convertible into or exchangeable for capital stock or other equity securities, issued in connection with the issuance of capital stock or other equity securities or containing profit participation features) or (2) any capital stock or other equity securities (or any securities convertible into or exchangeable for any capital stock or other equity securities) which are senior to or on a parity with the convertible preferred stock with respect to the payment of dividends, redemptions or distributions upon liquidation or otherwise;

  •
  merge or consolidate with any person, unless upon consummation of such merger or consolidation, each share of convertible preferred stock is entitled to receive an amount in cash equal to the Liquidation Preference;

  •
  sell, lease or otherwise dispose of, or permit any of our subsidiaries to sell, lease or otherwise dispose of, more than 25% of our and our subsidiaries' consolidated assets in any transaction or series of related transactions, unless upon consummation of such sale, lease or disposal, each share of convertible preferred stock is entitled to receive an amount in cash equal to the Liquidation Preference;

  •
  liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction, including, without limitation, any reorganization into a limited liability company, a partnership or any other non-corporate entity which is treated as a partnership for federal income tax purposes;

  •
  except for the indentures relating to our senior notes or our senior credit agreement (as in effect on the closing date of the recapitalization) become subject to, or permit any of our subsidiaries to become subject to, (including, without limitation, by way of amendment to or modification of) any agreement or instrument which by its terms would (under any circumstances) restrict (1) the right of any of our subsidiaries to make loans or advances or pay dividends to, transfer property to, or repay any indebtedness owed to, us or another of our subsidiaries or (2) our right to perform the provisions of the certificate of designation for the convertible preferred stock or our by-laws;

  •
  except as expressly contemplated by the convertible preferred stock purchase agreement, make any amendment to our certificate of incorporation, the certificate of designation for the convertible preferred stock or our by-laws, or file any resolution of the board of directors with the Delaware Secretary of State containing any provisions that would increase the number of authorized shares of convertible preferred stock or adversely affect or otherwise impair the rights or the relative preferences and priorities of the holders of the convertible preferred stock or the common stock issuable upon conversion of the convertible preferred stock; or

  •
  enter into, amend, modify or supplement, or permit any of our subsidiaries to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of our or any of our subsidiaries' officers, directors, employees or affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such person or individual owns a beneficial interest, except for customary employment arrangements and benefit programs on reasonable terms and except as otherwise expressly contemplated by the convertible preferred stock purchase agreement.

    These voting rights of any share of convertible preferred stock will terminate on the date that the share has been registered pursuant to an effective registration statement filed with the SEC (such shares are referred to as the "Public Preferred"); provided that on and after the date that there is Public Preferred issued and outstanding, we will not, without the consent of the holders of a majority of the Public Preferred, directly or indirectly, consolidate with or merge with or into, or sell, lease, convey or transfer all or substantially all of our assets (on a consolidated basis) whether in a single transaction or a series of related transactions to another person or group of affiliated persons (other than any of our wholly-owned subsidiaries), unless (1) either (i) in the case of a merger or consolidation, we are the surviving entity or (ii) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes all of our obligations in connection with the Public Preferred; and (2) no "Event of Noncompliance" or "Potential Event of Noncompliance" (each as defined below) will exist immediately before or after giving effect to the transaction.

  Increase in Interest Rate upon Occurrence of an Event of Noncompliance.

    Events of Noncompliance.  An Event of Noncompliance will occur if:

  •
  we fail to make any redemption payment with respect to the convertible preferred stock that we are required to make under our certificate of incorporation, whether or not such payment is legally permissible or is prohibited by any agreement to which we are subject;

  •
  we materially breach or otherwise materially fail to perform or observe any other covenant or agreement set forth in our certificate of incorporation or in the convertible preferred stock purchase agreement, and such breach or failure continues for a period of 30 days;

  •
  a representation or warranty contained in the convertible preferred stock purchase agreement or in any agreement required to be furnished to any holder of convertible preferred stock pursuant to the convertible preferred stock purchase agreement, or any information contained in writing furnished by us or any of our subsidiaries to any holder of convertible preferred stock, is false or misleading in any material respect on the date made or furnished;

  •
  we or any of our subsidiaries makes an assignment for the benefit of creditors or we admit in writing our inability to pay our debts generally as they become due; or an order, judgment or decree is entered adjudicating us or any of our subsidiaries bankrupt or insolvent; or any order for relief with respect to us or any of our subsidiaries is entered under the Federal Bankruptcy Code; or we or any of our subsidiaries petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator for us or any of our subsidiaries or any substantial part of our or any of our subsidiaries' assets, or commence any proceeding (other than a proceeding for the voluntary liquidation and dissolution of a subsidiary) relating to us or any subsidiary under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against us or any of our subsidiaries and either (1) we or any such subsidiary by any act indicates our approval thereof, consent thereto or acquiescence therein or (2) such petition, application or proceeding is not dismissed within 60 days (each of the foregoing an "Insolvency Event");

  •
  a judgment in excess of $10.0 million is rendered against us or any of our subsidiaries and, within 60 days after entry thereof, such judgment is not discharged or execution thereof stayed pending appeal, or within 60 days after the expiration of any such stay, such judgment is not discharged; or

  •
  we or any subsidiary defaults in the performance of any obligation or agreement if the effect of such default is to cause an amount exceeding $10.0 million to become due prior to its stated maturity or to permit the holder or holders of any obligation to cause an amount exceeding $10.0 million to become due prior to its stated maturity.

    Consequences of Events of Non-Compliance.

  •
  If an Event of Noncompliance has occurred and is continuing, the dividend rate on the convertible preferred stock will increase immediately by an increment of two percentage points. Any such increase of the dividend rate will terminate as of the close of business on the date on which no Event of Noncompliance exists.

  •
  If an Event of Noncompliance other than an Insolvency Event has occurred and is continuing, the holder or holders of a majority of the convertible preferred stock then outstanding may demand immediate redemption of all or any portion of the convertible preferred stock owned by such holder or holders at a price per share equal to the Liquidation Value.

  •
  If an Insolvency Event has occurred, all of the convertible preferred stock then outstanding will be subject to immediate redemption by us (without any action on the part of the holders of the convertible preferred stock) at a price per share equal to the Liquidation Value.

  •
  If any Event of Noncompliance exists, each holder of convertible preferred stock shall also have any other rights which such holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

Other Preferred Stock

    Our certificate of incorporation gives our board of directors the authority, without further stockholder action, to issue shares of preferred stock in one or more series and to fix the relative powers, preferences, rights, qualifications, limitations or restrictions of the preferred stock, including:

  •
  dividend rates;

  •
  conversion rights;

  •
  voting powers;

  •
  terms of redemption;

  •
  redemption prices;

  •
  amounts payable upon liquidation; and

  •
  the number of shares constituting any series or the designation of such series.

    The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Focal and may adversely affect the voting and other rights of the holders of the common stock. These effects may include the loss of voting control to others. We currently have no plans to issue any shares of preferred stock, other than the 50,000 shares of convertible preferred stock we sold to the controlling stockholders in connection with the recapitalization.

Convertible Loans

    In connection with the recapitalization, the controlling stockholders made $100.0 million in aggregate principal amount of convertible loans to us an incremental facility under our senior credit agreement and the convertible loans will be convertible into our common stock on the terms described below.

    Maturity.  The convertible loans, together will all accrued and unpaid interest on the convertible loans, will mature on December 31, 2007.

    Ranking.  The convertible loans were made as an incremental facility under our senior credit agreement and are secured by our and our subsidiaries' assets in a manner permitted under the indentures relating to our senior notes and acceptable to the controlling stockholders and our senior lenders.

    Interest.  Interest will accrue on the convertible loans at a rate of 8% per annum, compounded quarterly, on the sum of the principal amount of the convertible loans plus unpaid interest accrued in prior quarters. Prior to the fifth anniversary of the closing date of the recapitalization, we will not pay any interest on the convertible loans in cash without the consent of the holders of the convertible loans and the accrued and unpaid interest will become part of the principal amount of the convertible loans. After the fifth anniversary of the closing date of the recapitalization, we may elect to have the interest that accrues after such date continue to compound and become part of the principal amount of the convertible loans or we may pay interest in cash (to the extent otherwise permitted under our senior credit agreement).

    Conversion.  The holders of the convertible loans may convert the convertible loans at any time and from time to time into a number of shares of our common stock equal to the principal amount of the convertible loan being converted plus all accrued and unpaid interest on the convertible loan and dividing the result by the conversion price in effect. The conversion price was initially set at $0.99108459283 per share. As of the closing date of the recapitalization, the convertible loans were convertible into 100,899,291 shares of our common stock. Accrued and unpaid interest on the convertible loans will be convertible into additional shares of common stock. The conversion price of the convertible loans will be entitled to the same anti-dilution adjustments as the convertible preferred stock, as described above under "Convertible Preferred Stock—Conversion Rights."

    Participating Dividends.  In the event that we declare or pay any dividends upon our common stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of our common stock, we will also declare and pay to the holders of the convertible loans at the same time that we declare and pay dividends to the holders of our common stock, the dividends which would have been declared and paid with respect to the common stock issuable upon conversion of the convertible loans had all of the outstanding convertible loans been converted immediately prior to the record date for the dividend, or if no record date is fixed, the date as of which the record holders of common stock entitled to such dividends are to be determined.

    Effect of Change of Control on the Convertible Loans.  If a "change of control" (defined in the same manner as in the certificate of designation for the convertible preferred stock) occurs prior to the fifth anniversary of the closing date of the recapitalization and repayment of the convertible loans is required, accrued and unpaid interest with respect to the convertible loans shall be calculated in all respects (including for purposes of conversion) as though the change of control occurred on the fifth anniversary of the closing date of the recapitalization.

    Covenants.  With respect to the convertible loans, we have agreed with the controlling stockholders that we will, among other things, give the holders of the convertible loans and the underlying common stock into which they are converted or convertible, which we refer to as the Loan Purchaser Securities, the preemptive right to acquire a portion of any shares of common stock (or securities containing options or rights to acquire common stock) issued or sold by us equal to the number of securities to be issued multiplied by the quotient obtained by dividing (1) the number of Loan Purchaser Securities held by such holder, by (2) the sum of the total number of Loan Purchaser Securities then in existence plus the total number of shares of common stock (other than Loan Purchaser Securities) then outstanding (assuming exercise or conversion of all convertible securities and rights to acquire common stock then exercisable or convertible into common stock), except for issuances of (i) the convertible preferred stock, the convertible loans or the warrants issued in connection with the recapitalization or any common stock issued upon conversion of the foregoing, (ii) the common stock issued in connection with the bond exchange, (iii) securities we issue to our employees pursuant to a stock option plan approved by our board of directors, (iv) securities as consideration for the acquisition of another business, (v) securities as a pro rata distribution on our common stock, (vi) securities pursuant to a securities split, dividend, recapitalization or organization that does not dilute the economic interest of any holder of common stock, (vii) securities to a lender in connection with its loan to us, or (viii) securities pursuant to a registered public offering;

    Voting Rights.  The holders of the convertible loan are entitled to notice of all stockholders meetings are entitled to vote, together with the holders of our common stock and convertible preferred stock, as a single class. Our certificate of incorporation also provides that holders of the convertible loans will be entitled to the same rights of inspection that our stockholders have under the Delaware General Corporation Law and our certificate of incorporation and that the convertible loans shall be deemed to be shares of common stock for the purpose of any provision of the Delaware General Corporation Law that requires the vote of stockholders as a prerequisite to any corporate action.

Delaware Law and Anti-Takeover Provisions

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of the person who is an interested stockholder for a period of three years from the date that the person became an interested stockholder, unless any of the following occurs:

  •
  the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

  •
  the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes the person an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation and shares held by employee stock ownership plans; and

  •
  on or after the date the person became an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at a stockholder meeting, excluding shares held by the interested stockholder.

    An "interested stockholder" is defined as any person who is:

  •
  the owner of 15% or more of the outstanding voting stock of the corporation; or

  •
  an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder.

    Section 203 may have the effect of delaying, deferring or preventing a change in control of us.

    Classified Board of Directors.  Our board of directors is divided into three classes of directors. Each class serves a staggered three-year term. As a result, approximately one-third of the board of directors is elected each year. Generally a director stands for election only once every three years. The board of directors believes that a classified board helps to assure the continuity and stability of the board and our business strategies and policies. The classified board provision could have the effect, however, of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though the attempt might be beneficial to us and our stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board from removing a majority of the board for two years.

    Other Provisions.  Our certificate of incorporation and by-laws provide, in general, that:

  •
  the directors in office will fill any vacancy or newly created directorship on the board of directors, with any new director to serve for the remaining term of the class of directors to which he or she is elected;

  •
  directors may be removed by our stockholders only for cause and by a vote of the holders of at least 66 2/3% of our stock entitled to vote generally in the election of directors;

  •
  special meetings of stockholders may be called only by the board of directors or a committee of the board of directors expressly authorized to call a special meeting, and the business permitted to be conducted at a special meeting is limited to business brought before the meeting by the board of directors;

  •
  election of directors and votes regarding amendments to the certificate of incorporation or bylaws must be by written ballot; and

  •
  stockholders may not act by written consent and must act on all proposals at an annual or special meeting.

    The by-laws also require that stockholders wishing to bring any business, including director nominations, before an annual meeting of stockholders deliver written notice to us not later than 60 days or more than 90 days prior to the date on which we first mailed our proxy materials for the prior year's annual meeting of stockholders. If, however, our annual meeting is set for a date that is not within 30 calendar days of the anniversary of the prior year's meeting, notice by the stockholder must be delivered to us not later than the close of business on the tenth day following the day on which we publicly announce the date of our annual meeting. The by-laws further require that the notice by the stockholder set forth, among other things:

  •
  a description of the business to be brought before the meeting, including information with respect to a nominated director;

  •
  the reasons for conducting the business at the meeting; and

  •
  specific information concerning the stockholder proposing the business and the beneficial owner, if any, on whose behalf the proposal is made.

    Our certificate of incorporation and by-laws provide that the provisions summarized above and the provisions relating to the classification of the board of directors may not be amended by our stockholders, nor may any provision inconsistent therewith be adopted by our stockholders, without the affirmative vote of the holders of at least 66 2/3% of our voting stock, voting together as a single class.

    The foregoing provisions of our certificate of incorporation and by-laws relating to removal of directors, special meetings of stockholders and advance notice of stockholder proposals may discourage or make more difficult the acquisition of control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging specific types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of us first to negotiate with the board of directors. We believe that these measures benefit us and our stockholders by enhancing our ability to negotiate with the proponent of any unfriendly or unsolicited proposal to acquire or restructure us. We also believe that the benefits outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in better terms.

Transfer Agent and Registrar

    Computershare Investor Services, L.L.C., 2 North LaSalle Street, Chicago, Illinois 60602, serves as the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

    The common stock offered hereby is being offered by us exclusively to the holders of our warrants. We do not have any agreement with any underwriter or other party for the distribution of the common stock offered hereby. The common stock is being offered by us through this prospectus, and no commissions or other remunerations will be paid to any person for soliciting the exercise of the warrants and the sale of the common stock.

    We have agreed to maintain the effectiveness of the registration statement of which this prospectus forms a part until the later of (1) December 14, 2004 and (2) the date on which all of the warrants have been exercised. As a result, the common stock issuable upon exercise of the warrants will be freely transferable by the holders thereof (other than by our affiliates).

    Persons who are our affiliates who acquire common stock upon exercise of the warrants may be deemed to be "issuers" under the Securities Act of 1933, as amended, and, therefore, may be required to deliver a copy of this prospectus, including a prospectus supplement, to any person who purchases shares of common stock acquired by such affiliate through exercise of the warrants. Persons who purchase shares of common stock from affiliates are deemed to be purchasing "restricted securities." In addition, any broker or dealer participating in any distribution of the restricted shares may be deemed to be an "underwriter" within the meaning of the Securities Act and, therefore, may be required to deliver a copy of this prospectus, including a prospectus supplement, to any person who purchases any restricted shares from or through a broker or dealer.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed consolidated financial information was prepared to give effect to:

  •
  the sale by us of 50,000 shares of our convertible preferred stock for an aggregate consideration of $50.0 million;

  •
  the borrowing by us of $100.0 million in the form of convertible loans under an incremental facility to our existing senior credit facility, which facility was funded by those investors purchasing our convertible preferred stock; and

  •
  exchange and purchase arrangements resulting in the retirement of approximately $295.0 million in aggregate principal amount at maturity of our senior notes.

    The unaudited pro forma condensed consolidated balance sheet data as of September 30, 2001 gives effect to the recapitalization as if it had occurred on September 30, 2001. The unaudited condensed consolidated statement of operations data for the year ended December 31, 2000 and the nine months ended September 30, 2001 give effect to the recapitalization as if it had occurred on January 1, 2000, the beginning of our 2000 fiscal year, and January 1, 2001, the beginning of our 2001 fiscal year, respectively.

    The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of what our results would have been if the recapitalization had actually occurred as of the dates indicated or of what our future operating results will be.

    The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our unaudited condensed consolidated financial statements for the nine months ended September 30, 2001, our audited consolidated financial statements for the year ended December 31, 2000 and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," each incorporated by reference in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2001
(in thousands)

	Historical Focal	Pro Forma Adjustments		Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$6,563	$139,516	(a)	$145,919
		(160	)(b)
Short-term investments	—	—		—
Accounts receivable, net of allowance for doubtful accounts of $11,100 at September 30, 2001	92,289	—		92,289
Other current assets	23,813	(465	)(c)	23,348

Total current assets	122,665	138,891		261,556
Property, Plant and Equipment, at cost	618,156	—		618,156
Less-Accumulated depreciation and amortization	(152,873)	—		(152,873)

Property, Plant and Equipment, net	465,283	—		465,283
		6,844	(c)
Other Noncurrent Assets	22,503	(4,125	)(d)	25,222

	$610,451	$141,610		$752,061

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$40,867	—		$40,867
Accrued liabilities	26,419	1,100	(e)	27,519

Total current liabilities	67,286	1,100		68,386
Long-Term Debt, includes current portion	616,609	(258,951	)(f)	357,658
		—
Other Noncurrent Liabilities	10,844	—		10,844

Convertible Loans	—	100,000	(g)	100,000

Class A Redeemable Voting Convertible Preferred Stock, net of issuance costs	—	45,895	(a)	45,895

Stockholders' Equity
Common stock, $.01 par value; 250,000,000 shares authorized	619	—		619
Additional paid-in capital	192,259	109,774	(h)	302,033
Deferred compensation	(932)	—		(932)
Accumulated deficit	(276,234)	143,792	(i)	(132,442)

Total stockholders' equity	(84,288)	253,566		169,278

	$610,451	$141,610		$752,061

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2000
(in thousands)

	Historical Focal	Pro Forma Adjustments		Pro Forma
Total revenue	$234,120	$—		$234,120
Expenses:
Network expenses	89,741	—		89,741
Selling, general and administrative	155,498	—		155,498
Depreciation and amortization	56,985	—		56,985
Non-cash compensation expense	6,360	—		6,360

Total operating expenses	308,584	—		308,584

Operating Loss	(74,464)	—		(74,464)

Other Income (Expense):
Interest income	20,339	—		20,339
Interest expense, net	(56,179)	31,204	(j)	(24,975)
Other income (expense)	242	—		242

Total other expense	(35,598)	31,204		(4,394)

Loss Before Income Taxes and Extraordinary Item	(110,062)	31,204		(78,858)
Benefit for Income Taxes	4,205	—		4,205

Net Loss Before Extraordinary Item	$(105,857)	$31,204		$(74,653)

For the Nine Months Ended September 30, 2001
(in thousands)

	Historical Focal	Pro Forma Adjustments		Pro Forma
Total revenue	$249,168	$—		$249,168
Expenses:
Network expenses	115,884	—		115,884
Selling, general and administrative	134,095	—		134,095
Depreciation and amortization	71,273	—		71,273
Non-cash compensation expense	5,220	—		5,220
Restructuring Costs	25,706	—		25,706

Total operating expenses	352,178	—		352,178

Operating Loss	(103,010)	—		(103,010)

Other Income (Expense):
Interest income	3,419	—		3,419
Interest expense, net	(48,543)	24,952	(j)	(23,591)

Total other expense	(45,124)	24,952		(20,172)

Loss Before Income Taxes and Extraordinary Item	(148,134)	24,952		(123,182)
Benefit (Provision) for Income Taxes	—	—		—

Net Loss Before Extraordinary Item	$(148,134)	$24,952		$(123,182)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(As of September 30, 2001, for the Year Ended December 31, 2000 and the
Nine Months Ended September 30, 2001)

(a)
Represents the net proceeds from the sale of the convertible preferred stock and the incurrence by us of the indebtedness under the convertible loans.

(b)
Represents the cash used by us to purchase the 11.875% senior notes in October 2001.

(c)
Represents an estimate of issuance costs related to the convertible loans.

(d)
Represents the write-off of the unamortized debt issuance costs relating to the exchange and purchase of senior notes.

(e)
Estimate of Federal and state income taxes associated with the extraordinary gain on early extinguishment of our senior notes ($0.1 million recorded as of September 30, 2001).

(f)
Represents the exchange of $142.8 million in accreted value of our 11.875% senior notes as of September 30, 2001 (approximately $143.6 million in principal amount at maturity) and $115.7 million in accreted value of our 12.125% senior discount notes as of September 30, 2001 (approximately $135.01 million in principal amount at maturity) for shares of common stock. In addition, represents $0.5 million in accreted value of senior notes as of September 30, 2001 (approximately $0.5 million in principal amount at maturity) purchased by us.

  The senior notes exchanged include $3.1 million in aggregate principal amount of senior notes that the holders thereof agreed to exchange but have not been delivered to us for exchange in accordance with the terms of the applicable exchange agreements. We are actively working to have these senior notes delivered for exchange as required by the applicable exchange agreements.

(g)
The following unaudited condensed balance sheet gives effect to the recapitalization and the conversion of the convertible loans as if they had taken place on September 30, 2001:

As of September 30, 2001
Cash and short-term investments	$145,919
Total assets	$743,848
Accounts payable and accrued liabilities	$68,386
Long-term debt, includes current portion	357,658
Class A redeemable preferred stock, net of issuance costs	45,895
Total stockholders' equity	261,065
Total liabilities and stockholders' equity	$743,848
(h)
Represents the issuance of new common stock in exchange for senior notes.

(i)
Represents the estimated extraordinary gain in connection with the exchange of senior notes for common stock (net of related estimated tax liability).

(j)
Represents the reduction in interest expense and debt cost amortization associated with the exchange and purchase of senior notes.

LEGAL MATTERS

    Unless otherwise indicated in the applicable prospectus supplement, legal matters in connection with the common stock being offered will be passed upon for us by Kirkland & Ellis, a partnership including professional corporations.

EXPERTS

    The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of Nasdaq Stock Market, Inc. at 1735 K Street, Washington, D.C. 2006.

    We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we issue all of the securities offered by this prospectus:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2001;

  2.
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; and

  3.
  Our Current Reports on Form 8-K filed on September 27, 2001, August 29, 2001 and October 29, 2001.

    You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

Focal Communications Corporation
Attn: Corporate Secretary
200 North LaSalle Street
Suite 1100
Chicago, Illinois 60601
Telephone: (312) 895-8400

    You should rely only on the information incorporated by reference or set forth in this prospectus. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

PROSPECTUS

FOCAL COMMUNICATIONS
CORPORATION

9,732,355 Shares

Common Stock

The date of this prospectus is December   , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following is an estimate, subject to future contingencies, of the expenses to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered.

SEC Registration Fee	$5,699
Legal Fees and Expenses*	$50,000
Trustee Fees and Expenses*	$12,000
Accounting Fees and Expenses*	$10,000
Printing and Engraving Fees	$50,000
Rating Agency Fees	$0
Listing Fees	$0
Miscellaneous*	$10,000

Total	$137,699

*
Estimated pursuant to the instruction to Item 511 of Regulation S-K.

Item 15. Indemnification of Directors and Officers

    The Delaware General Corporation Law ("DGCL") permits a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his or her duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

    Our restated certificate of incorporation provides that we will indemnify each of our officers and directors to the fullest extent permitted by applicable law. Our by-laws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Focal, or is or was serving at the request of Focal as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, will be indemnified by us to the full extent permitted by the DGCL. The indemnification rights conferred by our restated certificate of incorporation are not exclusive of any other right to which persons seeking indemnification may be entitled pursuant to any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise. We are authorized to purchase and maintain, and we do maintain, insurance on behalf of our directors and officers.

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    The registration agreement included as an exhibit to this registration statement provides for indemnification of our directors and officers against certain liabilities.

Item 16. Exhibits

    The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
3.1	Restated Certificate of Incorporation, as amended (incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 29, 2001).
3.2	Certificate of Designation of Series A Redeemable Voting Convertible Preferred Stock (incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 29, 2001).
3.3	By-Laws (incorporated by reference to the Registrant's Registration Statement on Form S-4 filed on April 3, 1998).
5.1	Opinion of Kirkland & Ellis.**
23.1	Consent of Arthur Andersen LLP.*
23.2	Consent of Kirkland & Ellis (included in Exhibit 5.1).**
24.1	Power of Attorney.**
99.1
Warrant Agreement by and between the Company and Computershare Trust Company of New York, as Warrant Agent, dated as of October 26, 2001(incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 29, 2001).

*
Filed herewith.

**
Previously filed.

Item 17. Undertakings

    (a) The undersigned registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

        (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of registration Fee" table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference In the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes that:

      (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) pursuant to the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, duly authorized, in Chicago, Illinois, on the 10th day of December, 2001.

FOCAL COMMUNICATIONS CORPORATION
/s/ RONALD REISING Ronald Reising Executive Vice President and Chief Financial Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities on the 10th day of December, 2001:

Signature	Title

* Robert C. Taylor	President, Chief Executive Officer and Director (principal executive officer)
/s/ RONALD REISING Ronald Reising	Executive Vice President and Chief Financial Officer (principal financial officer)
* John R. Barnicle	Director
* John A. Edwardson	Director
* Andrew E. Sinwell	Director
* Richard D. Frisbie	Director
* James N. Perry, Jr.	Director
* Paul G. Yovovich	Director

II–4

* Kathleen A. Perone	Director
* James E. Crawford III	Director
*
The undersigned by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement on Form S-3 pursuant to the Power of Attorney executed by the above-named officers and directors of the Registrant and filed with the Commission with this Registration Statement.
By:	/s/ RONALD REISING Ronald Reising Attorney in Fact

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QuickLinks

TABLE OF CONTENTS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
The Company
The Recapitalization
Summary of the Warrants and the Common Stock
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF THE WARRANTS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As of September 30, 2001 (in thousands)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS For the Year Ended December 31, 2000 (in thousands)
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (As of September 30, 2001, for the Year Ended December 31, 2000 and the Nine Months Ended September 30, 2001)
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES